UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Mersana Therapeutics, Inc.

(Name of Subject Company (issuer))

Emerald Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Day One Biopharmaceuticals, Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

59045L106

(CUSIP Number of Class of Securities)

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

Telephone: (650)-484-0899

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Effie Toshav

Robert A. Freedman

Julia Forbess
Fenwick & West LLP
555 California Street
San Francisco, CA 94104
(415)-875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), for all of the outstanding shares of common stock of Mersana Therapeutics, Inc., a Delaware corporation (“Mersana”), pursuant to the Agreement and Plan of Merger, dated as of November 12, 2025 (the “Merger Agreement”), among Day One, Purchaser and Mersana.

Additional Information about the Transaction and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Mersana or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Day One and the Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Mersana. The offer to purchase shares of Mersana common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at Day One’s website at ir.dayonebio.com and (once they become available) will be mailed to the stockholders of Mersana free of charge. The information contained in, or that can be accessed through, Day One’s website is not a part of, or incorporated by reference in, this filing. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Day One and Mersana file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Mersana and Day One with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of Mersana and the expected benefits therefrom; and other statements that are not historical facts. These forward-looking statements are based on Day One’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Day One’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the Merger Agreement will be satisfied or waived; whether stockholders of Mersana tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of legal proceedings that may be instituted against Day One, Mersana and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Day One will not be able to retain the employees of Mersana following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for Mersana and its product candidates, including uncertainty of the expected financial performance of Mersana and its product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if Day One does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Day One’s shares could decline; as well as other risks related to Day One’s and Mersana’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Day One’s and Mersana’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Day One undertakes no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Transcript from Day One Investor Call held on November 13, 2025.